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WASHINGTON

August 11, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Larry Spirgel, Assistant Director

Re:                             Liberty Broadband Corporation

Preliminary Proxy Statement on Schedule 14A Filed July 31, 2015 (File No. 001-36713)

Dear Mr. Spirgel:

Set forth below are responses to the comment contained in your letter to Gregory B. Maffei, President and Chief Executive Officer of Liberty Broadband Corporation (“Broadband”), dated August 10, 2015 (the “SEC Letter”), regarding the Preliminary Proxy Statement on Schedule 14A, filed on July 31, 2015 (the “Proxy Statement”).  For your convenience, our response below is preceded by the Staff’s comment.  The numbered paragraph below corresponds to the numbered paragraph in the SEC Letter.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement

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General

1.                                      Comment:  Please provide us with a materiality analysis as to whether pro forma financial information is required pursuant to Rule 11-01(a)(8) of Regulation S-X to show the effect of the Charter Investment Agreement with respect to the company’s financial statements and/or Charter’s financial statements giving effect to the TWC Transactions and Bright House Transactions. Refer to Item 11(e), 13(a) and 13(b)(2) of Schedule 14A.

Response:  After considering the requirements of Items 11(e), 13(a) and 13(b)(2) of Schedule 14A and Rule 11-01(a)(8) of Regulation S-X, Broadband does not believe that the requested pro forma financial information would be material for the exercise of prudent judgment in regard to the matter to be acted upon by Broadband’s stockholders, namely the share issuance proposal.

As a preliminary matter, we do not believe that the requirement to provide financial information pursuant to Items 11(e), 13(a) and 13(b)(2) is applicable to the case at hand.  Instruction 1 to Item 13 of Schedule 14A states, in pertinent part:

“Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. . . . [T]he information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction . . . .”

Broadband is seeking stockholder approval of the share issuance proposal pursuant to Nasdaq listing rule 5635(a) because Broadband expects to issue more than 20% of its outstanding common stock pursuant to Amended and Restated Investment Agreements between Broadband and the various investors and an Amended and Restated Assignment and Assumption of Investment Agreement entered into by Broadband, among others.  While a portion of the proceeds from the sale may be used to fund Broadband’s investment in New Charter, Broadband does not believe that its issuance of the Series C Shares is similar to an exchange, merger, consolidation or other business combination.  On the contrary, New Charter has made clear, in its own registration statement on Form S-4 filed with the Staff, that Broadband’s acquisition of New Charter is not part of New Charter’s merger or business combination with Time Warner Cable Inc., but rather a separate private placement of securities to Broadband not registered as part of Charter’s larger transaction.  Accordingly, we do not believe pro forma financial information is required, consistent with the exception set forth in Instruction 1.

Further, irrespective of the exception in Instruction 1, Broadband does not believe that a pro forma presentation of its balance sheet or income statement would be material to the exercise of prudent judgment on the share issuance proposal.  A pro forma Broadband balance sheet would reflect adjustments to the cash balance and additional paid in capital (within stockholders’ equity) line items for approximately $4.4 billion.  Assuming that an investment in Charter stock is a potential outcome of the stock issuance another pro forma adjustment would be made to reflect cash of $4.3 billion being used to purchase New Charter stock therefore decreasing the cash balance and increasing the investment in Charter which would have no impact on total assets.  A pro forma Broadband income statement, assuming an investment in New Charter, also would not provide meaningful information to Broadband stockholders considering the share issuance proposal because it would simply reflect Broadband’s portion of New Charter’s pro forma net income or loss, which is not a metric material to an investment in Broadband stock.  Rather, the primary driver of Broadband’s market value is the market price of Charter’s stock and the number of Charter shares owned by Broadband.  Charter’s stock price and the number of shares of New Charter stock to be owned by Broadband are already in the market place.  Accordingly, we do not believe pro forma financial information would be material to a Broadband stockholder’s decision whether to vote for the share issuance proposal.

For the foregoing reasons, Broadband believes that pro forma financial information is not required disclosure in the Proxy Statement.

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We inform you that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:              Liberty Broadband Corporation

Richard N. Baer